HERSHA HOSPITALITY TRUST
148 Sheraton Drive New Cumberland, PA 17070 Phone: (717) 770-2405 Fax: (717) 774-7383

July 21, 2006

Mr. Steven Jacobs
United States Securities and Exchange Commission
450 Fifth Street, N.E.
Washington, D.C. 20549-7010
Fax: 202-772-9210

Re:	Hersha Hospitality Trust
Form 10-K for the year ended December 31, 2005
Filed March 22, 2006
File No. 1-14765

Dear Mr. Jacobs:

We are writing in response to your letter dated July 7, 2006, containing comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to our letter dated June 28, 2006. Our letter is written in response to comments of the Staff of the SEC relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed by Hersha Hospitality Trust (“Hersha” or the “Company”) as noted in your letters dated May 5, 2006 and June 7, 2006. The Staff’s comments and the Company’s responses are set forth below.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 41

1.
We have read your response and don’t understand why “adjusting for the minority interest portion of each adjustment to FFO would be confusing to investors” when this would be a calculation that is most comparable with the method in which net income is calculated. We also don’t understand why you believe “all equity shares” as referred to in the NAREIT Financial Standards Update refers to common shares and OP units (which are not included in equity on the balance sheet) rather than common and preferred shares. Please explain your basis for these determinations in your response to us. To the extent that you choose to present FFO measure applicable to common shares and Partnership units, please revise your description of the measure and disclose why it is useful to investors.

Response.

We believe that adjusting each line item in the reconciliation of FFO to net income applicable to common shares for the minority interest portion of each adjustment would be confusing to investors because doing so would take away the ability of the investor to agree each reconciling item to the GAAP financial statements. In the format we propose, each of the most significant reconciling items can be reconciled directly to an amount on the income statement.

Mr. Steven Jacobs
United States Securities and Exchange Commission
July 21, 2006

While OP units are not included in equity on the balance sheet, we believe it is appropriate to calculate FFO for common shares and OP units because OP units are redeemable for common shares on a one-for-one basis. We begin our reconciliation with net income applicable to common shares, which has been reduced by the dividends accrued on our preferred shares. We believe these preferred dividends should be excluded from FFO because our preferred shareholders only have rights to their dividend and liquidation amount and do not share in the operating performance of the Company. By excluding the dividends accrued on our preferred shares from net income, we can present a more accurate and transparent disclosure of the Company’s financial performance as applied to all common shares and common share equivalents.

We will revise our description of FFO to present the measure as FFO applicable to common shares and OP units, and we will revise our disclosure to explain why this measure is useful to investors. Our proposed revised disclosure is as follows:

The National Association of Real Estate Investment Trusts (“NAREIT”) developed Funds from Operations (“FFO”) as a non-GAAP financial measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. We calculate FFO applicable to common shares and Partnership units in accordance with the April 2002 National Policy Bulletin of NAREIT, which we refer to as the White Paper. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP) excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated assets, plus certain non-cash items, such as depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our interpretation of the NAREIT definition is that minority interest in net income (loss) should be added back to (deducted from) net income (loss) as part of reconciling net income (loss) to FFO. Our FFO computation may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we do.

The GAAP measure that we believe to be most directly comparable to FFO, net income (loss) applicable to common shares, includes depreciation and amortization expenses, gains or losses on property sales, minority interest and preferred dividends. In computing FFO, we eliminate these items because, in our view, they are not indicative of the results from our property operations.

Mr. Steven Jacobs
United States Securities and Exchange Commission
July 21, 2006

FFO does not represent cash flows from operating activities in accordance with GAAP and should not be considered an alternative to net income as an indication of Hersha’s performance or to cash flow as a measure of liquidity or ability to make distributions. We consider FFO to be a meaningful, additional measure of operating performance because it excludes the effects of the assumption that the value of real estate assets diminishes predictably over time, and because it is widely used by industry analysts as a performance measure. We show both FFO from consolidated hotel operations and FFO from unconsolidated joint ventures because we believe it is meaningful for the investor to understand the relative contributions from our consolidated and unconsolidated hotels. The display of both FFO from consolidated hotels and FFO from unconsolidated joint ventures allows for a detailed analysis of the operating performance of our hotel portfolio by management and investors. We present FFO applicable to common shares and Partnership units because our Partnership units are redeemable for common shares. We believe it is meaningful for the investor to understand FFO applicable to all common shares and Partnership units.

The following table reconciles FFO for the periods presented to the most directly comparable GAAP measure, net income, for the same periods.

(in thousands, except per share data)

[Period]
Net income applicable to common shares [1]	$	x,xxx
Income (loss) allocated to minority interest		x,xxx
Loss (income) from unconsolidated joint ventures		x,xxx
Gain (loss) on sale of assets		x,xxx
Depreciation and amortization		x,xxx
FFO related to the minority interests in consolidated joint ventures		(x,xxx	)
Funds from consolidated hotel operations applicable to common shares and Partnership units	$	xx,xxx

Income (loss) from unconsolidated joint ventures		x,xxx
Depreciation and amortization of purchase in excess of historical cost		x,xxx
Depreciation and amortization of unconsolidated joint ventures		x,xxx
Funds from unconsolidated joint venture operations applicable to common shares and Partnership units	$	x,xxx
Funds from operations applicable to common shares and Partnership units	$	xx,xxx

Weighted average shares and units:
Basic		xx,xxx,xxx
Diluted		xx,xxx,xxx

1 We will insert footnotes describing each adjustment, if we deem that such a description would be helpful for a reader to better understand the adjustment taken in the FFO reconciliation.

2.
Notwithstanding the above comment, please explain your basis for treating minority interest in consolidated joint ventures in the same manner in which you treat minority interest in the Partnership for the purposes of calculating FFO. Are these interests also convertible to common shares on a one-for-one basis? We don’t understand why these joint ventures would be treated any different than unconsolidated joint ventures.

Mr. Steven Jacobs
United States Securities and Exchange Commission
July 21, 2006

Response.

Minority interests in consolidated joint ventures are neither convertible nor redeemable into common shares. The FFO related to the minority interest in our consolidated joint ventures will be deducted from net income applicable to common shares to arrive at “Funds from consolidated hotel operations applicable to common shares and Partnership units”, as indicated in the proposed disclosure in our response to Comment 1 of this letter. The manner in which we treat minority interest in our consolidated joint ventures is no different than the manner in which we treat outside interest in our unconsolidated joint ventures.

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Please direct any further questions or comments you may have regarding this filing to Ashish R. Parikh, Chief Financial Officer, at (215) 238-0157 (facsimile).

Very truly yours,

/s/ Ashish R. Parikh

Ashish R. Parikh
Chief Financial Officer

cc:	Mr. Jay H. Shah
Mr. James S. Seevers, Jr., Esq. (Hunton & Williams LLP)